Ref.: File No. 82-4025

PRESS RELEASE

Globex Mining Enterprises Inc.

GLOBEX

RECEIVED **"At Home in North America"**

16,680,950 shares issued and outstanding

2007 JUN 22 A 6:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

June 6, 2007

COMMERCIAL PRODUCTION APPROACHES RAPIDLY AT FABIE BAY MINE

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX -Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** is pleased to inform shareholders that First Metals Inc. (FMA) have signed a definitive agreement with Xstrata Copper Canada (Xstrata) whereby Xstrata has agreed to mill Fabie Bay ore at the Horne mill in Rouyn-Noranda, Quebec and purchase the copper concentrates on industry standard terms.

Work has begun to refurbish the mill in order to optimize copper recovery from the Fabie Bay copper ore. Initially ore will come from the open pit in which 80,000 tonnes have already been drilled off and is ready for extraction.

Globex is pleased with the progress at the Fabie Bay and Magusi River Mine sites. Globex maintains a 10% Net Profits Interest and a 2% Net Metal Royalty on production from the two mines and upon commercial production, which is expected shortly after the refurbishment of the mill and commencement of the treatment of ore, will receive shares equal to 10% of the issued capital of FMA and a cash payment of $250,000.

For greater detail, please see First Metals' press release of June 5, 2007 and Globex's press release dated March 13, 2006.

PROCESSED

JUN 27 2007

THOMSON FINANCIAL

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)

CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES
Jack Stoch, P.Geo, Q.P., Preside
146-14th Street
Rouyn-Noranda, Quebec (CANAD

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

07024640

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.

END

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